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 Strictly Confidential

 May24,2023

 VIA Email: Countrymanv@sec.gov

 Vanessa Countryman
 Securities and Exchange Commission
 100 F Street, N.E.
 Washington, D.C. 20549

Attention:                Vanessa Countryman
                          Secretary of the SEC

 Re:         Registration Statement on Form F-4 (Registration No. 333-272058)

To whom it may concern:

We write regarding the above-referenced registration statement (the "Registration Statement") of Vast Solar Pty.
Ltd. ("Vast Solar'') concerning a proposed business combination (the "Transaction") between Nabors Energy
Transition Corp. ("Nabors Energy'') and Vast Solar. As of the date of this letter, the Registration Statement has not yet been declared effective.

This letter is to advise you that, effective as of February 10, 2023, our firm has terminated any roles it has under the underwriting agreement, dated November 16, 2021, by and among Nabors Energy, Citigroup Global Markets,
Inc. and Wells Fargo Securities LLC (the "Agreement') and waived its entitlement to the payment of any fee or expense in connection with such roles. We further confirm that, although our firm does not have any role with respect to the Transaction, for the avoidance of doubt, our firm has resigned from, or ceased or refused to act in, every office, capacity, and relationship with respect to the Transaction that may be described in the Registration
Statement or otherwise.

We further advise you that neither our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act of 1933 (the "Securities Act")) nor any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement.

Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of Section 2(a)(ll) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.




   2023 Wells Fargo & Company. A!! rights reserved.
 Securities and Exchange Commission
May24,2023
Page2



Very truly yo rs,




By:




cc:     Nabors Energy Transition Corp.